Christopher Y. Williams
Direct Dial 239 304-1679
Email: serviceco@aol.com

VIA EDGAR CORRESPONDENCE AND FEDEX	September 13, 2013

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC  20549
Attention: Mr. Jeffrey Long

Re:  Principled Equity Market Fund (the “Fund”)(811-8492/333-78256)

Dear Mr. Long:

This letter is in response to your comments communicated to me by telephone on August 27, 2013 regarding the above-referenced Fund's most recent annual report, Form N-Q and fidelity bond filing.

1.	Reference was made to the Fund's December 31, 2012 annual report. You indicate that as a matter of practice the Fund should consider including in the table of comparative returns for the various periods, the results of the Fund’s benchmark in addition to the results shown for the Fund. The Fund believes that this recommendation would improve the report and has included such a comparison in its recent semi-annual report filing. It will also include this comparison in future filings.

2.	Reference was made to the Fund's December 31, 2012 annual report and the Statement of Operations therein. Under “Other expenses”, you asked if there were any individual expenses greater than 5% of the total expenses included. You noted that if there are such expenses, they must be broken out separately. As I mentioned in our conversation, there were no individual expenses included in “Other expenses” that were greater than 5% of the total expenses of the Fund. As a matter of practice, this check is performed as part of the Fund’s audit review with the Fund’s independent auditor.

3.	Reference was made to the Fund’s Form N-CSR filing for the period ended December 31, 2012. Under Item 2, Code of Ethics you stated that the Fund should indicate whether or not waivers or amendments to the Code were made in that period. There were none. This language will be included in future filings.

4.	Reference was made to the Fund’s Form N-Q filing for the period ended March 31, 2013. You stated that information under Article 12.12 of Regulation SX relating to tax, cost, unrealized gain, and fair value levels was missing. The Fund has recently filed an amendment to its filing to include this information.

United States Securities and Exchange Commission        September 13, 2013

5.	Reference was made to the Fund's Fidelity Bond filing. Under Rule 17g-1 of the Investment Company Act of 1940, the Fund should file with the bond a statement to the effect that a resolution by the Board of Trustees approving the bond passed, and indicate the period for which the premium was paid. The Fund has recently filed an amendment to its filing to include the approving resolutions that had been adopted by the Board.

On behalf of the Fund, we acknowledge that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing accurately reflects your comments.  Please let me know if there are any further necessary clarifications.

Very truly yours, /s/ Christopher Y. Williams
Christopher Y. Williams Asst. Secretary

Cc:  Peter K. Blume, Esq.
        David Putnam